Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

November 25, 2013	NR 13 - 9

Animas agrees to sell Santa Gertrudis to GoGold Resources

Animas Resources Ltd. (TSX.V: ANI) has signed a letter of intent with GoGold Resources Inc. (“GoGold”) (TSX: GGD) to sell the Santa Gertrudis Gold project to GoGold.  GoGold is a TSX-listed Canadian-based mineral resource company currently putting the Parrall tailings project into production in Mexico, and capitalized with approximately $50 million in available cash.

Mr. Mark T. Brown, Director, noted that “We are pleased to have an experienced group like GoGold working with Animas to put the Santa Gertrudis Gold Mine back into production. The GoGold group has built three companies, including Gammon Gold Inc., and successfully built and operated mines in Mexico.  GoGold has the financial resources in place to complete this project.”

The Letter of Intent allows GoGold to acquire 100% of Animas’ subsidiaries which hold the titles to the Santa Gertrudis Gold Project and, in return, GoGold will pay Animas:

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$3,000,000 in cash over three years from the date of closing the transaction;

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A 3% net smelter returns royalty for gold and silver and a 2% net smelter royalty for all other metals on the Santa Gertrudis Gold project (the “NSR”). The NSR will be calculated and paid before any tax, VAT, or withholding tax; and,

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Starting January 1, 2017, a minimum advance royalty of $250,000 for a period of 4 years in the case the mine is not in production. These advance royalty payments will be credited against any payments of the NSR.

GoGold will also have the right to purchase one-third of the NSR at any time for $5,000,000.

The Letter of Intent is subject to several conditions being met, including completion of satisfactory due diligence by GoGold, which is currently underway, signing a definitive acquisition agreement and TSX Venture Exchange and shareholder approval.

The Santa Gertrudis Gold Project (the “SG Property”), located 180 km north of Hermosillo, Sonora, Mexico, was discovered by Phelps Dodge in 1986 and advanced to open pit heap leach production in 1991. From May 1991 to October 2000, the Santa Gertrudis Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne. Phelps Dodge sold part of the Santa Gertrudis Property to Campbell Resources in 1994 for US$10 million. Campbell later ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to certain local Mexican contractors. The Amelia Mine, also on Animas’ project area, was estimated to have historically produced over 1 million tonnes at 2.88g Au/tonne.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.